EXHIBIT 12.1

CryoLife, Inc.
Ratio of Earning to Fixed Charges
(in thousands)

	2007	2008	2009	2010	2011
"Earnings" per Item 503(d) Reg S-K

Pretax income (loss)	7,569	13,536	14,354	7,277	11,466

Fixed Charges:
Interest Expense	677	263	83	180	142
Capitalized Interest	-	-	-	-	-
Amort prem, disc, and expenses of debt	99	75	92	143	109
Interest within rental expense	842	857	869	852	893
Total Fixed Charges	1,618	1,195	1,044	1,175	1,144

Preferred dividends	243
Gross up of preferred dividends	12
Total fixed charges and dividends	1,873	1,195	1,044	1,175	1,144

Amort.of Capitalized Interest	58	58	58	58	58

Total "Earnings"	9,500	14,789	15,456	8,510	12,668

Less Capitalized Interest	-	-	-	-	-

Adjusted "Earnings"	9,500	14,789	15,456	8,510	12,668

Income tax benefit (expense)	368

Ratio of Earnings to Fixed Charges	5.87	12.38	14.80	7.24	11.07
Deficiency of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.07	12.38	14.80	7.24	11.07
Deficiency of Earnings to Fixed Charges and Preferred Dividends	N/A	N/A	N/A	N/A	N/A